Exhibit 99.1

360 Finance, Inc. to Hold Extraordinary General Meeting on September 15, 2020

SHANGHAI, China, Aug. 07, 2020 (GLOBE NEWSWIRE) — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 7/F Lujiazui Finance Plaza, No. 1217 Dongfang Road, Pudong New Area, Shanghai 200122, People’s Republic of China, on September 15, 2020 at 9:00 a.m. (Beijing time).

The purpose of the EGM is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s legal name from “360 Finance, Inc.” to “360 DigiTech, Inc.” The proposed name change will not affect any rights of shareholders or the Company’s operations and financial position.

“360 Finance was founded on the belief that we should enable financial institutions to provide better and targeted products and services to a broader consumer base through our leading digital platform. As we maintained strong growth momentum in recent years, a significant and increasing proportion of our business has already been derived from technology enabling services that we provide to our institutional partners. This proposed name change reflects such trend and better represents our long term strategic positioning in the market,” commented Mr. Hongyi Zhou, Chairman of the Board of Directors of 360 Finance. “The proposed name ‘360 DigiTech’ stands for ‘digital technology in all angles,’ which aligns with our mission to technology-empower our institutional partners and consumers with more efficient and effective platform services covering the entire consumer finance cycle from market-orientated product innovation, data-driven marketing, AI-empowered risk management, and transaction focused ecosystem.”

The board of directors of the Company has fixed the close of business on August 12, 2020 as the record date (the “Record Date”) in order to determine the shareholders entitled to receive notice of the EGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the EGM and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Bank of New York Mellon, the depositary of the Company’s ADS program.

The notice of the EGM is available on the Company’s website at https://ir.360jinrong.net/.

360 Finance has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the “SEC”). 360 Finance’s Form 20-F can be accessed on the above-mentioned Company website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report on Form 20-F, free of charge, by contacting 360 Finance, Inc. at ir@360jinrong.net.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com